Filed Pursuant to Rule 433

Dated August 7, 2019

Registration Statement No. 333-226380

Filing Note:  The purpose of this filing is to correct a typographical error appearing in the free writing prospectus that was filed on August 7, 2019 relating to the 2.625% Medium-Term Notes due 2029 and the 3.625% Medium-Term Notes due 2049.  The correction appears in this filing under “Issue Price” in the Summary of Terms relating to the 3.625% Medium-Term Notes due 2049.  The error appeared in the document that was filed on August 7, 2019, but not in the term sheet that was distributed to purchasers.

McDONALD’S CORPORATION

USD 1,000,000,000 2.625% Medium-Term Notes Due 2029

Summary of Terms

Issuer:	McDonald’s Corporation
Ratings:	Moody’s: Baa1 (Stable), S&P: BBB+ (Stable)*
Trade Date:	August 7, 2019
Settlement Date:	August 12, 2019 (T + 3)**
Maturity Date:	September 1, 2029
Security Description:	SEC-Registered Senior Unsecured Fixed Rate Medium-Term Notes
Total Principal Amount:	USD 1,000,000,000
Coupon:	2.625%
Issue Price:	99.264% of the principal amount
Yield to Maturity:	2.709%
Spread to Benchmark Treasury:	T + 100 basis points
Benchmark Treasury:	2.375% 10-year note due May 15, 2029
Benchmark Treasury Yield:	1.709%
Coupon Payments:	Pays Semi-Annually on the 1st day of March and September, beginning March 1, 2020
Day Count:	30 / 360
Optional Redemption Provision:

The 2029 Notes will be redeemable at any time prior to June 1, 2029 (three months prior to the maturity date), at the option of McDonald’s Corporation, in whole or in part, at a redemption price equal to the greater of: (1) 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date; or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if such Notes matured on June 1, 2029, but for the redemption (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus accrued and unpaid interest on those Notes to the redemption date.  The 2029 Notes will be redeemable in whole or in part, at any time on or after June 1, 2029 (three months prior to the maturity date) at the Company’s option, at a redemption price equal to 100% of the principal amount of such series of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date.

Joint Bookrunners:	BofA Securities, Inc. Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
MUFG Securities Americas Inc. SG Americas Securities, LLC Goldman Sachs & Co. LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
CUSIP:	58013 MFJ 8

USD 1,000,000,000 3.625% Medium-Term Notes Due 2049

Summary of Terms

Issuer:	McDonald’s Corporation
Ratings:	Moody’s: Baa1 (Stable), S&P: BBB+ (Stable)*
Trade Date:	August 7, 2019
Settlement Date:	August 12, 2019 (T + 3)**
Maturity Date:	September 1, 2049
Security Description:	SEC-Registered Senior Unsecured Fixed Rate Medium-Term Notes
Total Principal Amount:	USD 1,000,000,000
Coupon:	3.625%
Issue Price:	98.075% of the principal amount
Yield to Maturity:	3.732%
Spread to Benchmark Treasury:	T + 150 basis points
Benchmark Treasury:	3.000% 30-year bond due February 15, 2049
Benchmark Treasury Yield:	2.232%
Coupon Payments:	Pays Semi-Annually on the 1st day of March and September, beginning March 1, 2020
Day Count:	30 / 360
Optional Redemption Provision:

The 2049 Notes will be redeemable at any time prior to March 1, 2049 (six months prior to the maturity date), at the option of McDonald’s Corporation, in whole or in part, at a redemption price equal to the greater of: (1) 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date; or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if such Notes matured on March 1, 2049, but for the redemption (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus accrued and unpaid interest on those Notes to the redemption date. The 2049 Notes will be redeemable in whole or in part, at any time on or after March 1, 2049 (six months prior to the maturity date) at the Company’s option, at a redemption price equal to 100% of the principal amount of such series of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date.

Joint Bookrunners:	BofA Securities, Inc. Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
MUFG Securities Americas Inc. SG Americas Securities, LLC Goldman Sachs & Co. LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
CUSIP:	58013 MFK 5

*              A credit rating is not a recommendation to buy, sell or hold securities.  It may be subject to revision or withdrawal at any time by the assigning credit rating agency.  Each credit rating is applicable only to the specific security to which it applies.  Investors should make their own evaluation as to whether an investment in the security is appropriate.

**           It is expected that delivery of each of the 2029 Notes and the 2049 Notes will be made against payment therefor on the Settlement Date, which is expected to be on or around the third business day following the Trade Date (such settlement being referred to as “T+3”). Under Rule 15c6-l under the Exchange Act, trades in the United States secondary market generally are required to settle in two business days (“T+2”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the 2029 Notes or the 2049 Notes on the Trade Date will be required, by virtue of the fact the 2029 Notes and the 2049 Notes will initially settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Modification of Prospectus Supplement, dated July 27, 2018

The Prospectus Supplement, dated July 27, 2018, is modified as follows:

(1)                                 U.S. Tax Considerations:  The text under “U.S. Tax Considerations” summarizes certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a note.  On December 13, 2018, the IRS issued proposed regulations that would eliminate the obligation to satisfy the requirements described in clause (iii) of paragraph (b) under “Non-U.S. Holders.” The proposed regulations are not yet final, but the preamble specifies that taxpayers are permitted to rely on them pending finalization.

(2)                                 Plan of Distribution:  The text under “Plan of Distribution” is amended as follows:

(a)                                 Under the subheading “Prohibition of Sales to EEA Retail Investors” – Replace the existing text in its entirety with the following:

Each agent has represented and agreed, and each further agent appointed under the Distribution Agreement will be required to represent and agree, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available, any notes to any retail investor in the EEA. For the purposes of this provision:

(a)                                 the expression “retail investor” means a person who is one (or more) of the following:

(i)                                     a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(ii)                                  a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)                               not a qualified investor as defined in Regulation (EU) 2017/1129; and

(b)                                 the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

(b)                                 Under the subheading “Singapore” – Replace the existing text in its entirety with the following:

This prospectus supplement and the accompanying prospectus have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore, and the Notes will be offered pursuant to exemptions under the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”). Accordingly, the notes may not be offered or sold, or made the subject of an invitation for subscription or purchase, nor may this prospectus supplement, the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the notes be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA)  pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person that is:

(a)                                a corporation (that is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)                                 a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

(1)                                 to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)                                 where no consideration is or will be given for the transfer;

(3)                                 where the transfer is by operation of law;

(4)                                 as specified in Section 276(7) of the SFA; or

(5)                                 as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

The notes shall be prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer or any agent participating in the offering will arrange to send you the prospectus if you request it by calling McDonald’s Corporation toll-free at 1-800-228-9623; BofA Securities, Inc. toll-free at 1-800-294-1322; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; J.P. Morgan Securities LLC collect at 1-212-834-4533; MUFG Securities Americas Inc. toll-free at 1-877-649-6848; or SG Americas Securities, LLC toll-free at 1-855-881-2108.